

October 4, 2010

Mr. Kevin C. Eichler
Chief Financial Officer and Senior Vice President
Ultra Clean Holdings Inc.
26462 Corporate Avenue
Hayward, CA 94545

> **Re: Ultra Clean Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2010**
> **Filed March 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended April 2, 2010**
> **Filed May 14, 2010**
> **Response Letter Dated September 23, 2010**
> **File No. 0-50646**

Dear Mr. Eichler:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarters Ended April 2, 2010 and July 2, 2010

Condensed Consolidated Statements of Operations, page 4

1.   We have considered your response to our prior comment 5 in our letter of September 9, 2010. In order to help us understand the interim period income tax provision and your estimated effective tax rate for the year, please provide us with a rate reconciliation similar to that which is required for annual periods by FASB ASC 740-10-50-12. Clarify

for us how the valuation allowance at January 1, 2010 impacted your estimated effective tax rate.

2.   We note that you disclose management's conclusions on the effectiveness of your internal control over financial reporting as of April 2 and July 2, 2010. Item 308(T) of Regulation S-K indicates that management's conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure.   Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of April 2, 2010 and July 2, 2010.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief